THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Edward H. Weaver, Esq.**
Admitted only in California*
Admitted only in Utah**

March 17, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Mail Stop 6010
Attn:  H. Roger Schwall

Re:	United Mines, Inc.
Registration Statement on Form S-1
Filed December 30, 2008
File No. 333-156494

Dear Mr. Schwall:

We herein provide the following responses to your comment letter dated January 26, 2009, regarding the above-listed form for United Mines, Inc. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing a first amended Registration Statement on Form S-1/A to address the comments (the “Amended Filing”).

Cover Page

1.
Revise your disclosure to indicate, with specificity, all persons who will offer your securities without using ambiguous terms such as "primarily". Also eliminate the suggestion that you will place the securities through an underwriter if in fact this will be a self-underwritten offering.

The cover page of the prospectus in the Amended Filing discloses with specificity that the Company’s securities in the offering will be a self-underwritten offering and will be offered by Glenn E. Martin and Donald J. Steinberg, the Company’s President and Chief Financial Officer, respectively.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

H. Robert Schwall
March 17, 2009

2.	Disclose the precise end date of the offering.

The Company has left this blank not knowing how long the comment and response process may take.  Once all other comments have been addressed the Company will fill in this date, which will be approximately nine months after the date of the effectiveness of the Amended Filing.

3.
Make clear on your cover page that there will be no escrow account established for funds received from prospective investors. Also disclose that, because there is no minimum, shares will be issued even if [the reader] is the sole purchaser in the offering.

The Company has added this disclosure to the cover page of the prospectus in the Amended Filing.

Calculation of Registration Fee

4.
It appears from your disclosure that shares will be offered at $5.00 a share. Please provide a detailed explanation as to why, when calculating the registration fee for the common stock of the selling shareholders, you use a maximum offering price per share of $0.50.

Based on the offering being conducted at $5.00 per share, the Company has revised the maximum offering price of common stock of the selling shareholders to $5.00 per share and adjusted the registration fee accordingly.

Use of Proceeds, page 12

5.
We note that you plan to offer the shares on a self-underwritten, best efforts basis.  Revise to eliminate the assumption that you will be able to sell half the securities offered, or provide a reasonable basis for this assumption. Further, update the table to show the possible results of a much smaller offering.

The Company eliminated the assumption it would be able to sell half the securities offered and updated the table to show the possible results if the offering is much smaller, $500,000 and $1,000,000.

Management's Discussion and Analysis or Plan of Operation. page 37

Disclaimer Regarding Forward Looking Statements. page 37

6.
Please delete all reference to Sections27A of the Securities Act and 21E of the Exchange Act. They are inapplicable in this context as you are not currently a reporting company. See Exchange Act Section 21E (a) (1) and Securities Act Section 27A (a) (1).

H. Robert Schwall
March 17, 2009

The Company has removed these references in the Amended Filing.

Liquidity and Capital Resources, page 43

7.
Discuss here and in your MD&A section your liquidity for the next twelve months, assuming that you are only able to sell a nominal amount of shares in this offering.  We note that, as of September 30, 2008, you had negative working capital of almost $5000, yet in the next sentence you discuss how you plan to use your "available funds" and that such funds will provide you with adequate capital for at least the next three months. Please provide complete disclosure that rectifies this apparent contradiction.

The Company has provided additional disclosure in the Amended Filing regarding its liquidity for the next twelve months, specifically that is has agreements from two of its executive officers, namely Glenn Martin and Nicole Breen, that they will loan the Company up to $25,000 per quarter to cover business expenses, if necessary.

Directors, Executive Officers, Promoters and Control Persons, page 44

8.
We note that certain of your executive officers continue to work for other mining companies.  Disclose here and in your risk factors section the various conflicts of interest that are inherent to such a situation. Further, disclose the percentage of time that each executive officer spends on the registrant's business and affairs.

The Company has provided additional disclosure in the Amended Filing related to the work performed by its executive officers for companies other than the Company.

Signatures, page 57

9.	Identify the person signing in the capacity as your principal accounting officer, as
Form S-l requires.

The title “principal accounting officer” has been added to Donald J. Steinberg’s signature line in the Amended Filing to appropriately designate Mr. Steinberg as the Company’s principal accounting officer.

Engineering Comments

General

10.	Please remove the technical report attached as an exhibit to your filing. Industry Guide 7 prohibits technical studies being attached to or included in registration statements.

The Company has removed the Geological Studies of Cerro Colorado by Nicholas Bar as an exhibit to the Amended Filing in response to this Comment.

H. Robert Schwall
March 17, 2009

11.
To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

The Company has made the appropriate revisions throughout the Amended Filing in response to these Comments.

Prospectus Summary United Mines, me, Page 2

Corporate Information, page 3

Company Overview, page 22

Background, page 39

12.
We note your description of one of your mining claim groups as a primary silver exploration & development mining project. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration.  This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

The Company has made the appropriate revisions throughout the Amended Filing in response to this Comment.

We have very little proved reserves ..., page 5

United Mines Assets at Cerro Colorado and Processing Facility, page 23

13.
We note your reference to 57,000 tons of base proven reserves. Please note that mineral reserves for a mineral property may not be designated unless:  Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

•	A historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.

•	The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

H. Robert Schwall
March 17, 2009

Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

The Company has made appropriate changes to the Amended Filing to ensure that it does not prematurely indicate mining operations prior to a proper feasibility study and economic viability determination being conducted.

14.
We also note your refer to geological reports that indicate possible precious metal resources on a couple of the properties in this same paragraph. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please substitute mineralized material for your term resources here and elsewhere in your filing.

The Company has made appropriate changes throughout the Amended Filing to omit any references to any possible precious metal resources.

15.
We note your geological report prepared by Nicholas Bar. Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Although the Company has omitted this report as an exhibit to the Amended Filing, it is filing a consent for Nicholas Bar, as Exhibit 23.3, since the report is still referenced in the Amended Filing.

Company Overview, page 22

16.
We note your reference to your project maps in exhibit 99.5, which was not included with this filing. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation SK would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

H. Robert Schwall
March 17, 2009

•	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

The Amended Filing includes the required maps and other information in Exhibits 99.1 – 99.5, which have been reviewed by George Schuler, Mining Engineer.

Mine Site Buildings, page 25

17.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (I) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

H. Robert Schwall
March 17, 2009

www.sec.gov/about/forms/industryguides.pdf

The Amended Filing includes the required disclosures about each of the Company’s material claims.

Ore Crushing, Screening and Agglomeration, page 26

18.
We note your statement that the ore removed from the open pit and stacked on the larger leach pad will yield an average of 17 oz Ag per ton and 0.03 oz Au per ton. Under SEC Industry Guide 7, the terms ores or ore body are treated the same as the term reserve. Since you disclose you do not have any proven or probable reserves, please remove the term ore from your entire filing or substitute other terms such as mineralized material.

The Company has made appropriate changes to the Amended Filing to remove any references to ore, ore body, and reserves.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.